Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER STEPS OUT AT CARMEN RETURNING

24 METRES OF 4.05 g/t GOLD-EQUIVALENT

April 5, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report results from a further 19 holes at the Monterde Project. Of the 19 holes, three were core holes (two from Carotare and one from Carmen) and 16 reverse circulation holes (all from Carmen).

Much of the drilling targeted the area northeast of the Carmen, Los Hilos and Cob structures moving out towards the Cocos structure. Step-out holes MTR-314, MTR-323 and MTR-324 all produced favourable results.The area between Cob and Cocos continues to produce gold and silver assays of interest that validate and expand the Carmen model. Drilling will continue in this area of the deposit. Results include 24 metres of 4.05 g/t gold-equivalent on MTR-314, 36 metres of 2.35 g/t gold-equivalent on MTR-323, a hole which ended in grade, and 74 metres of 1.69 g/t gold-equivalent on MTR-324.

MTR-318 and MTR-321 reported 32 metres of 2.72 g/t gold-equivalent and 60 metres of 1.62 g/t gold equivalent respectively. These intervals were near surface and up dip from existing drill holes. The results add to the near surface gold and silver mineralization in an area considered to be a potential Carmen starter pit.

High grade intersections from MTR-319 include 4 metres of 8.88 g/t gold-equivalent and 6 metres of 7.95 g/t gold-equivalent. These intercepts were at a depth between 254 metres and 280 metres demonstrating the continuity between high grade, mid-depth gold and the deeper sections of the Carmen deposit.

Most notably of the core holes was CTC-03 from the Carotare deposit. This hole produced 16 metres of 3.14 g/t gold-equivalent and validates the mineralized interval first drilled in CTR-22 (August 30, 2005 news release).

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*

CTC- 02	34	40	6	0.826	16	1.01
	82	92	10	0.995	13	1.15
	100	120	20	2.087	6	2.16
CTC- 03	54	64	10	1.083	19	1.30
	76	92	16	2.896	21	3.14
MTC- 27	10	28	18	0.425	79	1.36
and	154	168	14	3.083	173	5.12
and	238	246	8	1.763	100	2.94
MTR-314	192	216	24	2.815	105	4.05
incl	210	214	4	9.795	226	12.45
	240	250	10	0.719	8	0.82
	258	262	4	1.438	7	1.51
	310	316	6	0.819	23	1.09
MTR-317	several low-grade and anomalous intervals
MTR-318	20	52	32	0.551	184	2.72
incl	22	38	16	1.029	322	4.81
MTR-319	22	36	14	0.038	63	0.78
	136	142	6	1.064	105	2.30
	146	152	6	0.401	76	1.30
	254	258	4	8.725	13	8.88
	274	280	6	7.453	42	7.95
MTR-320	142	152	10	0.230	66	1.00
and	284	296	12	0.812	8	0.90
MTR-321	2	62	60	0.262	115	1.62
incl	8	12	4	1.060	288	4.45
incl	42	46	4	0.633	125	2.10
MTR-322	110	130	20	1.393	89	2.44
and	140	144	4	1.155	34	1.55
MTR-323	82	118	36	1.481	74	2.35
and	142	146	4	2.795	14	2.95
and	286	300	14	1.797	26	2.10
MTR-324	132	206	74	0.924	65	1.69
incl	188	204	16	3.048	108	4.32
MTR-325	scattered anomalous
MTR-326	48	60	12	0.472	82	1.44
	114	122	8	1.208	70	2.03
	160	168	8	1.514	23	1.78
MTR-327	76	106	30	0.784	83	1.76
and	150	154	4	3.270	150	5.03
and	208	220	12	0.747	8	0.84
MTR-329	scattered anomalous
MTR-331	0	10	10	0.048	60	0.75
	16	34	18	0.156	57	0.82
	104	124	20	0.221	56	0.88
	194	202	8	4.606	225	7.25
MTR-333	scattered anomalous
MTR-334	72	80	8	0.312	86	1.32
and	172	180	8	0.313	48	0.88

*Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.